

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2020

Michael Silvestrini
Manager
Energea Portfolio 1 LLC
9 Cedar Lane
Old Saybrook, CT 06475

> **Re: Energea Portfolio 1 LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed July 6, 2020**
> **File No. 024-11218**

Dear Mr. Silvestrini:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Executive Summary
Our Story, page 3

1. Notwithstanding your response to prior comment 1, you continue to assert at pages 4 and 17 of your offering statement that customers will save up to 40% on their electric bills. Your appendices indicate that the estimated customer savings for your Itaguai I Project and Palmas Project are 15% and 18.5%. Please revise your disclosure to reconcile these apparent inconsistencies.

The Company's Initial Projects, page 23

2. We have reviewed your response to prior comment 3. Please explain to us how you

calculated these internal rates of return for each of your projects using actual numbers.

<u>Securities Being Offered - The Class A Investor Shares</u>
<u>Liability to Make Additional Contributions, page 28</u>

3.   You disclose here and elsewhere that there could be circumstances where an Investor who has received distributions with respect to his, her, or its Class A Investor Shares would be required to return part or all of his, her, or its distributions. For example, at page 11 you state that if the company's representations "prove to be inaccurate or misleading," this could "result in contingent liabilities, which might ultimately require Investors to return some or all of the distributions they have received." Please further discuss the nature and scope of this risk. We note the reference to Delaware Code Title 6 Section 18-607 in the LLC agreement you filed with with your previous amendment.

 You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Mark Roderick, Esq.